UNICO AMERICAN CORPORATION
                             23251 Mulholland Drive
                        Woodland Hills, California 91364




July 6, 2006



Securities and Exchange Commission
Washington, DC 20549
Mail Stop 6010

Attn.:  Jim B. Rosenberg, Senior Assistant
        Chief Accountant

        Re: Unico American Corporation, Form 10-K for Year Ended
            December 31, 2005
            File No. 000-03978

Dear Mr. Rosenberg:

         Unico American Corporation (the "Company") hereby acknowledges receipt of your letter of June 22, 2006 addressed to Mr. Erwin Cheldin, President and Chief Executive Officer of the Company.

         As our attorney informed Ms. Ignat by telephone on July 5, 2006, due to the July 4, 2006 holiday and the unavailability of several people because of scheduled vacations, the Company is unable to respond to the comments in the letter within ten business days from the date of the letter. We will provide you with a response by July 31, 2006.

         If you have any questions, please contact Lester Aaron at (818) 591-9800 or our attorney, Irwin G. Barnet, at (310) 734-5220.


                           Sincerely,

                           UNICO AMERICAN CORPORATION


                           By: /s/ Lester A. Aaron
                           -----------------------
                           Lester A. Aaron
                           Chief Financial Officer